SIDLEY AUSTIN LLP
787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Kathy Churko and Deborah O’Neal

Re:

iShares S&P 500 Index Fund, a series of BlackRock Funds III; BlackRock CoreAlpha Bond Fund, a series of BlackRock Funds VI; iShares Russell 2000 Small-Cap Index Fund and iShares MSCI EAFE International Index Fund, each a series of BlackRock Index Funds, Inc.; BlackRock Advantage Large Cap Core Fund, a series of BlackRock Large Cap Series Funds, Inc.; and BlackRock Advantage Small Cap Core Fund, BlackRock Advantage International Fund and iShares Municipal Bond Index Fund, each a series of BlackRock FundsSM

Registration Statements on Form N-14 (File Nos. 333-225632, 333-225637, 333-225635,

333-225633 and 333-225631)

Dear Mses. Churko and O’Neal:

On behalf of BlackRock Funds III, BlackRock Funds VI, BlackRock Index Funds, Inc., BlackRock Large Cap Series Funds, Inc. and BlackRock FundsSM (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the telephonic comments provided by Mses. Kathy Churko and Deborah O’Neal on July 12, 2018, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding each Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Commission on June 20, 2018 (each, a “Registration Statement” and collectively, the “Registration Statements”) relating to the proposed acquisitions by iShares S&P 500 Index Fund, BlackRock CoreAlpha Bond Fund, iShares Russell 2000 Small-Cap Index Fund, iShares MSCI EAFE International Index Fund, BlackRock Advantage Large Cap Core Fund, BlackRock Advantage Small Cap Core Fund, BlackRock Advantage International Fund and iShares Municipal Bond Index Fund (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of the applicable Registrant listed above, of all of the assets and certain stated liabilities of, respectively, State Farm S&P 500 Index Fund, State Farm Bond Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund and State Farm Tax Advantaged Bond Fund (each, a “Target Fund” and collectively, the “Target Funds”), each a series of State Farm Mutual Fund Trust (the “Target Trust”), in exchange for shares of the corresponding Acquiring Fund. Each Target Fund and each Acquiring Fund may be referred to herein as a “Fund.” Each Acquiring Fund after consummation of the applicable Reorganization is referred to herein as a “Combined Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrants. Representatives of the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

August 1, 2018

Target Trust have reviewed this letter and have represented to the Registrants that any statements regarding the Target Funds are accurate. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statements.

Accounting Comments

Questions and Answers

Comment 1: In the response to the question “In the Reorganizations, what class of shares of the applicable Acquiring Fund will I receive?” please add disclosure summarizing the basis of the share class selection. In particular, please explain why certain shareholders of share classes of the Target Funds that do not charge sales loads are going into share classes of the Acquiring Funds that charge sales loads.

Response: Share class selection was primarily based on the shareholder eligibility requirements of each share class of both the Target Funds and Acquiring Funds, and on the similarities in the distribution payment structure of each share class of both the Target Funds and Acquiring Funds. In addition, similarities in shareholder privileges and shareholder services, total expense ratios, front-end sales charges, and contingent deferred sales charges were considered.

Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor A or Investor P Shares, as applicable, to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor A or Investor P Shares, as applicable, following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor A or Investor P Shares, as applicable, load-waived. Therefore, there will be effectively no change in the front-end sales charge applicable to such shareholders.

Comment 2: In the response to the question “How will the Reorganizations affect Fund fees and expenses?” please add disclosure stating that while expenses are expected to be lower for Investor A or Investor P Shares, as applicable, to be issued for each Acquiring Fund in the applicable Reorganization than those of Class R-1 and R-2 Shares of the Target Funds, total expenses are expected to be higher as the result of sales charges applicable to Investor A or Investor P Shares, as applicable, of the Acquiring Funds.

Response: We respectfully decline to add the requested disclosure. As discussed in the response to Comment 1 above, Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor A and Investor P Shares, as applicable, to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor A or Investor P Shares, as applicable, following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor A and Investor P Shares load-waived.

Securities and Exchange Commission

August 1, 2018

Comment 3: In the response to the question “Will the applicable Reorganization create a taxable event for me?” for each Reorganization other than the Reorganizations where substantially all of the holdings are expected to be disposed of, please add disclosure quantifying, e.g., as a percentage of the Target Fund’s assets, the extent to which the Target Fund’s assets are expected to be repositioned as a result of the proposed Reorganization. Please also confirm that each Acquiring Fund will be in compliance with its investment policies and restrictions immediately following its applicable Reorganization.

Response: In response to the Staff’s comment, the following disclosure has been revised to provide an estimate of the Bond Target Fund’s holdings expected to be disposed of following the Reorganization:

“The portfolio managers of the CoreAlpha Bond Acquiring Fund anticipate disposing of a significant portion (approximately 67%) of the securities of the Bond Target Fund acquired in the Reorganization in connection with realigning the Combined Fund’s portfolio in a manner consistent with its investment process, which may result in taxable income being recognized. The portfolio managers of the CoreAlpha Bond Acquiring Fund anticipate that the portfolio securities of the Bond Target Fund to be sold following the Reorganization will consist mainly of U.S. Treasury securities, corporate bonds and commercial mortgage backed securities, which are not aligned with the investment process and strategies of the CoreAlpha Bond Acquiring Fund. The portfolio transaction costs relating to the sale of portfolio securities acquired from the Bond Target Fund and the subsequent investment by the Combined Fund in corporate bonds and agency mortgages that align with the investment objective to provide a combination of income and capital growth are estimated to be approximately 0.06% of the Combined Fund’s net assets following the Reorganization.”

The following disclosure has been revised to provide an estimate of the Equity Target Fund’s holdings expected to be disposed of following the Reorganization:

“The portfolio managers of the Advantage Large Cap Core Acquiring Fund anticipate that a significant portion (approximately 72%) of the securities of the Equity Target Fund will be disposed of prior to the Reorganization in connection with realigning the Target Fund’s portfolio in a manner more consistent with the investment process and strategies of the Advantage Large Cap Core Acquiring Fund. The portfolio managers of the Advantage Large Cap Core Acquiring Fund anticipate that the portfolio securities of the Equity Target Fund to be sold in anticipation of the Reorganization will consist mainly of equity securities that are not aligned with the investment process and strategies of the Advantage Large Cap Core Acquiring Fund. The portfolio transaction costs relating to the sale of portfolio securities in connection with the realignment of the Equity Target Fund’s portfolio and the subsequent investment by the Target Fund in equity securities that better align the portfolio holdings of the Target Fund with the portfolio holdings and the investment process and strategies of the Advantage Large Cap Core Acquiring Fund are estimated to be approximately 0.03% of the Target Fund’s net assets prior to the Reorganization.”

Securities and Exchange Commission

August 1, 2018

In addition, disclosure has been added to clarify that substantially all of each of the Small/Mid Cap Equity Target Fund’s, International Equity Target Fund’s and Tax Advantaged Bond Target Fund’s holdings are expected to be disposed of in preparation for, or as a result of, the Reorganizations.

Additionally, disclosure has been added to clarify that no more than 5% of each of the S&P 500 Index Target Fund’s, Small Cap Index Target Fund’s and International Index Target Fund’s holdings are expected to be disposed of in preparation for, or as a result of, the Reorganizations, other than in connection with the ordinary course of business.

The Registrants confirm that, with the exception of the Municipal Bond Index Acquiring Fund, each of their applicable Acquiring Funds will be in compliance with its investment policies immediately following the Reorganizations. The following disclosure has been added to note that the Municipal Bond Index Acquiring Fund will not be in compliance with its investment policies immediately following its Reorganization:

“The Municipal Bond Index Acquiring Fund will not be in compliance with its investment policies immediately following the Reorganization while the portfolio management team transitions the holdings of the Combined Fund to align with the investment objective and strategies of the Combined Fund.”

No significant accounting policies will change as a result of the proposed Reorganizations, specifically, policies regarding valuation and Subchapter M compliance. As of December 31, 2017, all the securities held by the Target Funds comply with the compliance guidelines and/or investment restrictions of the respective Acquiring Fund.

Comment 4: In the response to the question “Will the applicable Reorganization create a taxable event for me?”, estimates are provided for certain Target Funds of the amount of net capital gain positions, including realized and unrealized gains, that a sale of Target Fund holdings would result in. Please provide similar information for the Target Funds that do not currently list such information.

Response: The disclosure has been updated to provide the requested information.

Comment 5: In the response to the question “Who will pay for the Reorganizations?”, please add disclosure clarifying when and how State Farm Investment Management Corp. (“SFIMC”) or its affiliates will reimburse the Target Funds for expenses and explaining the impact on shareholders, if any, of bearing these costs prior to reimbursement. Please also explain whether such costs are included as adjustments to the applicable capitalization tables. Please also add this disclosure in the “Cost of Reorganization” section of the Statement of Additional Information.

Securities and Exchange Commission

August 1, 2018

Response: In response to the Staff’s comment, the following disclosure has been added:

“SFIMC or its affiliates will reimburse a Target Fund for expenses related to the Reorganizations simultaneously with the accrual of such expense on the Target Fund’s financial statements. The simultaneous timing of the expense accrual and the reimbursement will prevent Target Fund shareholders from bearing these costs prior to reimbursement.”

Due to the timing of the reimbursements, no adjustments are necessary to the capitalization tables.

Comment 6: In the response to the question “Who will pay for the Reorganizations?”, please add disclosure clarifying if costs of the Reorganizations will be reimbursed under the expense limitation agreement.

Response: Consistent with the Agreements and Plans of Reorganization, SFIMC will bear the costs incurred in connection with the Reorganizations with respect to the Target Funds, other than any portfolio transaction costs resulting from realignment of a Target Fund’s portfolio prior to or after its respective Reorganization. Such reimbursements will not be covered under an expense limitation agreement, and therefore, we respectfully decline to add disclosure relating to an expense limitation agreement.

Comment 7: In the response to the question “Who will pay for the Reorganizations?” the disclosure states that if the Reorganizations are approved, the Acquiring Fund will bear the legal fees associated with counsel to the independent trustees of the Acquiring Trust. Please quantify the expected amounts of such legal fees and confirm that such fees are included as adjustments to the capitalization tables and pro forma financial statements.

Response: We have reviewed the Staff’s comment and have added the following disclosure:

“The Independent Trustee Counsel Fees are allocated based on the Acquiring Fund’s net assets and are estimated to be $39,360 for Proposal 1a, $2,110 for Proposal 1b, $3,030 for Proposal 1c, $28,160 for Proposal 1d, $7,020 for Proposal 1e, $1,120 for Proposal 1f, $1,820 for Proposal 1g and $0 for Proposal 1h for the applicable Acquiring Fund and, with respect to each Acquiring Fund other than the MSCI EAFE International Index Acquiring Fund, will be borne indirectly by the Acquiring Fund Managers or their affiliates due to the expense caps applicable to the Acquiring Fund.”

The Registrants confirm that the legal fees, if applicable, are included as adjustments to the capitalization tables and pro forma financial statements.

Securities and Exchange Commission

August 1, 2018

Summary – Fees and Expenses

Comment 8: Please confirm whether the fees shown in each fee table represent current fees in accordance with Item 3 of Form N-14.

Response: In response to the Staff’s comment, we have updated the fee tables with respect to the Advantage Large Cap Core Acquiring Fund, the Pro Forma Advantage Large Cap Core Combined Fund, the Advantage International Acquiring Fund and the Pro Forma Advantage International Combined Fund to reflect information as of the end of each Funds’ semi-annual period ended March 31, 2018. We have updated the fee tables with respect to the Advantage Small Cap Core Acquiring Fund and the Pro Forma Advantage Small Cap Core Combined Fund to reflect information as of the end of the Fund’s fiscal year ended May 31, 2018.

Comment 9: In each of the fee tables that includes Class R-1 or Class R-2 Shares of the Target Funds, there is disclosure in a footnote stating that “The sales charge for such shareholders are expected to be waived pursuant to the [Acquiring Fund’s] sales charge waiver policies.” Please explain in correspondence information about when and under what circumstances such sales charges will be waived.

Response: As discussed in the responses to Comments 1 and 2 above, Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor A and Investor P Shares, as applicable, to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor A or Investor P Shares, as applicable, following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor A and Investor P Shares load-waived.

Information About the Reorganizations – Material U.S. Federal Income Tax Consequences of the Reorganizations

Comment 10: Please disclose the dollar amount and expiration date of capital loss carryforwards of each Target Fund, if any.

Response: We have reviewed the Staff’s comment and have added the following disclosure to “Information About the Reorganizations – Material U.S. Federal Income Tax Consequences of the Reorganizations”:

“As of (i) December 31, 2017 with respect to the S&P 500 Index Target Fund, Bond Target Fund, Small Cap Index Target Fund, International Index Target Fund and Tax Advantaged Bond Target Fund, (ii) March 31, 2018 with respect to the Equity Target Fund and International Equity Target Fund, and (iii) May 31, 2018 with respect to the Small/Mid Cap Equity Target Fund, none of the Target Funds, except International Index Target Fund, had any capital loss carryforwards. As of December 31, 2017, International Index Target Fund had $13,148,713 of capital loss carryforwards, $4,077,752 of which expires on December 31, 2018 and $9,070,961 of which does not expire.”

Securities and Exchange Commission

August 1, 2018

Other Information – Capitalization

Comment 11: In accordance with Regulation S-X Rule 11-02(c), pro forma financial information should be presented according to the registrant’s most recent fiscal period. In the capitalization table, please update the Acquiring Fund and Combined Fund Pro Forma capitalization information accordingly.

Response: The capitalization information has been updated as requested.

Comment 12: Please explain any adjustments to the capitalization tables in the footnotes.

Response: In response to the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Other Information – Capitalization”:

“As noted above, the Acquiring Fund Managers or their affiliates will pay the Acquiring Funds’ portion of the expenses incurred in connection with the Reorganizations, and although the Target Funds will pay for their portion of the expenses incurred in connection with the Reorganizations, SFIMC or its affiliates will reimburse the Target Funds for such expenses. In addition, although each Acquiring Fund will bear the Independent Trustee Counsel Fees of its respective Acquiring Trust, such Independent Trustee Counsel Fees for certain Acquiring Funds are expected to be borne indirectly by the Acquiring Fund Managers or their affiliates due to the expense caps applicable to such Acquiring Funds. To the extent such Independent Trustee Counsel Fees will be borne by the Acquiring Funds, such amounts are reflected in the pro forma adjustments and noted below.”

The capitalization tables have been revised to explain adjustments in the footnotes.

Statement of Additional Information – Pro Forma Financial Statements

Comment 13: On pages S-7 to S-27, the Staff notes that the disclosure repeats certain information previously disclosed in the Combined Prospectus/Proxy Statement with respect to the Acquiring Funds and the Target Funds. Please consider revising this disclosure to include only pro forma information.

Response: We have considered the Staff’s comment and believe that including information about the Funds’ advisory fees and waivers over the pro forma time period discussed is useful information to include in conjunction with the pro forma financials.

Comment 14: On page S-28, please add disclosure quantifying as a percentage of each Target Fund’s assets the size of each of State Farm Mutual Automobile Insurance Company’s and State Farm Equity and Bond Fund’s holdings being redeemed prior to the Reorganizations, as well as any impact to the applicable Target Fund.

Response: In response to the Staff’s comment, the following disclosure has been added:

“The table below sets out the percentage of each Target Fund held by SFMAIC and/or State Farm Equity and Bond Fund, as applicable.

Securities and Exchange Commission

August 1, 2018

As of Date	Target Fund	% Held By SFMAIC	% Held By State Farm Equity and Bond Fund
December 31, 2017	S&P 500 Index Target Fund	—	—
December 31, 2017	Bond Target Fund	2.3%	19.4%
December 31, 2017	Small Cap Index Target Fund	16.8%	—
December 31, 2017	International Index Target Fund	22.1%	—
March 31, 2018	Equity Target Fund	—	36.6%
May 31, 2018	Small/Mid Cap Equity Target Fund	19.2%	—
March 31, 2018	International Equity Target Fund	40.2%	—
December 31, 2017	Tax Advantaged Bond Target Fund	4.1%	—

SFMAIC’s and State Farm Equity and Bond Fund’s holdings in each Target Fund, as applicable, will be redeemed prior to the applicable Reorganization, and the impact is reflected in the pro forma financials provided.”

Comment 15: On pages S-28 and S-29, the Staff notes that the net assets of each Target Fund and Acquiring Fund do not sum to the amount of net assets of the corresponding Combined Fund. Please provide an explanation.

Response: In response to the Staff’s comment, the following disclosure has been added:

“The net assets of each Combined Fund reflect adjustments due to Target Fund share redemptions by SFMAIC and State Farm Equity and Bond Fund, Target Fund pre-merger distribution requirements of income and gains, reorganizational costs incurred by the Acquiring Fund and Target Fund transactional costs incurred with relation to the applicable Reorganization, all as applicable.”

Comment 16: The Staff requests an explanation as to why disclosure on page S-29 states: “The aggregate net asset value (“NAV”) immediately after the Reorganizations of your applicable Combined Fund shares will be the same as the aggregate NAV of your applicable Target Fund shares immediately prior to the Reorganization, less the direct costs of the Reorganization, as applicable” (emphasis added) given that prior disclosure in the Combined Prospectus/Proxy Statement states that the costs of the Reorganizations would not be borne by the Funds.”

Response: We have reviewed the Staff’s comment and have revised our disclosure to remove “, less the direct costs of the Reorganization, as applicable.”

Comment 17: In the “Cost of Reorganization” section, please provide an estimate of the costs of each Acquiring Fund’s portion of the expenses incurred in connection with its respective Reorganization, even if such costs will be reimbursed by the Acquiring Fund Managers or their affiliates.

Response: We have reviewed the Staff’s comment and have added the following disclosure:

“The portion of each Acquiring Fund’s expenses incurred in connection with its respective Reorganization paid by the Acquiring Fund Managers or their affiliates are estimated to be $108,776 for Proposal 1a, $108,776 for Proposal 1b, $108,776 for Proposal 1c, $108,776 for Proposal 1d, $108,776 for Proposal 1e, $108,776 for Proposal 1f, $108,776 for Proposal 1g and $108,776 for Proposal 1h.”

Securities and Exchange Commission

August 1, 2018

Comment 18: In the “Cost of Reorganization” section, please clarify whether the estimated costs in the last sentence consider the impact of any realized gains.

Response: The requested change has been made, and disclosure has been added to note that the estimated costs in the tables do not include the impact of any realized gains.

Legal Comments

Questions and Answers

Comment 19: Please explain the rationale for allowing shareholders of Class A, Class B, Legacy Class B and Premier Shares of certain Target Funds the option to receive either Investor A or Investor P Shares of the corresponding Acquiring Fund.

Response: We respectfully note that shareholders in each share class of each Target Fund do not have an option of selecting either Investor A Shares or Investor P Shares. Shareholders will receive Investor A Shares or Investor P Shares in connection with the Reorganization depending on whether or not they consent to certain changes within their State Farm account. For example, certain shareholders will be asked to consent to moving their accounts to RBC Correspondent Services in a separate communication from State Farm VP Management Corp. If such shareholders do not consent to transfer their accounts to the RBC brokerage platform, their accounts will be moved to BlackRock, and a registered State Farm agent will no longer service such accounts. In instances where a Target Fund shareholder account will move to BlackRock, such shareholder will receive Investor A Shares. Shareholders whose accounts do not move to BlackRock will receive Investor P Shares. Disclosure has been added to reflect that shareholders that will hold their shares directly with BlackRock following the Reorganization will receive Investor A Shares.

Comment 20: The Staff requests clarification on the meaning of the sentence in the response to the question “Are there any differences in front-end sales charges or CDSCs” which states: “Shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will receive Investor A Shares or Investor P Shares, as applicable, of the applicable Acquiring Fund and consistent with the Share Class Mapping will be subject to different front-end sales charges and CDSCs following the Reorganization as detailed below, although it is expected that such shareholders will be able to buy additional Investor A Shares or Investor P Shares, as applicable, following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy.” Please consider rephrasing this disclosure.

Response: We have reviewed the Staff’s comment and have replaced the above disclosure with the following (bold, underline formatting indicates additional language):

“Shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will receive Investor A Shares or Investor P Shares, as applicable, of the applicable Acquiring Fund. Although shareholders of each of Class R-1 Shares and Class R-2 Shares will receive Investor A Shares or Investor P Shares, as applicable, which are subject to different front-end sales charges and CDSCs than Class R-1 Shares and Class R-2 Shares as detailed below, it is expected that such shareholders will be eligible to buy additional Investor A Shares or Investor P Shares, as applicable, without paying sales loads following the Reorganizations pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor A Shares or Investor P Shares, as applicable, load-waived.”

Securities and Exchange Commission

August 1, 2018

Combined Prospectus/Proxy Statement – Introduction

Comment 21: The Staff notes that certain of the Acquiring Funds are part of a “master/feeder” structure in which they invest all of their assets in a corresponding Acquiring Master Portfolio. Please advise if these Acquiring Funds can change the master fund in which they invest, and if so, please describe the scenarios in which such a change may occur.

Response: None of the Acquiring Funds that are part of a “master/feeder” structure are required to invest in their corresponding Acquiring Master Portfolios. Each applicable Acquiring Fund may, in the applicable Acquiring Fund Manager’s discretion and subject to applicable law, either change the master fund in which such Acquiring Fund invests or may switch to a “standalone” fund structure in which the Acquiring Fund will invest directly in portfolio securities, though the Acquiring Funds that are currently part of a “master/feeder” structure do not intend to do so at this time.

Summary – Fees and Expenses

Comment 22: The Staff notes that it is estimated that 75% of shareholders in each share class of each Target Fund that have the option of selecting either Investor A Shares or Investor P Shares of the corresponding Acquiring Fund will choose Investor P Shares. Given that Investor P Shares for the Acquiring Funds are subject to a front-end sales charge and Investor A Shares are not, please provide the basis for estimating that more shareholders will choose Investor P Shares.

Response: We respectfully note that shareholders in each share class of each Target Fund do not have an option of selecting either Investor A Shares or Investor P Shares. Shareholders will receive Investor A Shares or Investor P Shares in connection with the Reorganization depending on whether or not they consent to certain changes within their State Farm account. For example, certain shareholders will be asked to consent to moving their accounts to RBC Correspondent Services in a separate communication from State Farm VP Management Corp. If such shareholders do not consent to transfer their accounts to the RBC brokerage platform, their accounts will be moved to BlackRock, and a registered State Farm agent will no longer service such accounts. In instances where a Target Fund shareholder account will move to BlackRock, such shareholder will receive Investor A Shares. Shareholders whose accounts do not move to BlackRock will receive Investor P Shares.

SFIMC estimates that 75% of the shareholders who receive the written communication will choose to move their accounts to RBC Correspondent Services. SFIMC estimates that 25% of the shareholders who receive the written communication will not agree to move their accounts to RBC Correspondent Services. Since SFIMC has not previously made such a request of shareholders, the 75%/25% estimate is based on SFIMC’s judgment that most such shareholders will want to continue to receive brokerage services from an SFIMC registered representative.

Securities and Exchange Commission

August 1, 2018

Comparison of the Funds – Management of the Funds – Legal Proceedings

Comment 23: The Staff requests confirmation that the Acquiring Fund Managers and the Acquiring Funds have filed all documents required under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), with the Commission.

Response: The Acquiring Fund Managers and the Acquiring Funds confirm that they believe they are in compliance with filing requirements of Section 33 of the 1940 Act applicable to the Acquiring Funds and their affiliated persons.

General

Comment 24: Please confirm that the Acquiring Funds will file a legal opinion regarding the legality of the securities being registered as an exhibit to the Registration Statements prior to going effective.

Response: The Acquiring Funds confirm that they will file the legal opinion as an exhibit to the Registration Statements prior to going effective.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Gladys Chang

John A. MacKinnon